UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ **Form C: Offering Statement**
☐ **Form C-U: Progress Update:** __________
☐ **Form C/A: Amendment to Offering Statement:** __________
 ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: G. Randall and Sons, Inc.
Legal status of issuer:
 Form: Corporation
 Jurisdiction of Incorporation/Organization: California
 Date of organization): 04/08/2014
Physical address of issuer: 2069 Coast Blvd. Del Mar CA 92014
Website of issuer: randysclub.org/

Name of intermediary through which the offering will be conducted: FUNADANNA (TRUCROWD, INC)
CIK number of intermediary: 0001667145
SEC file number of intermediary: 007-00015
CRD number, if applicable, of intermediary: __________

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
The intermediary will get paid 8% from the funds raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None

Type of security offered: Common Stock – Non Voting
Target number of securities to be offered: 8,696
Price (or method for determining price): Equidam.com
Target offering amount: $20,0000
Oversubscriptions accepted: ☑ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First -come, first-served basis
☐ Other – provide a description: __________
Maximum offering amount (if different from target offering amount): $100,000
Deadline to reach the target offering amount: 6/30/2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

	Current number of employees:		3	
Total Assets:	Most recent fiscal year-end:	$35,791	Prior fiscal year-end:	$58,161
Cash & Cash Equivalents:	Most recent fiscal year-end:	$5,032	Prior fiscal year-end:	$4,627
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$81,325	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$30,475	Prior fiscal year-end:	$21,318
Cost of Goods Sold:	Most recent fiscal year-end:	$11,422	Prior fiscal year-end:	$8,950
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	-$60,423	Prior fiscal year-end:	$2,560

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the

jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   **Legends**

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

 (b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   **Annual Report Disclosure Requirements**

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

G. Randall and Sons, Inc.
_____
(Issuer)

By: Tyler Strause

X _____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

X _____
(Signature)

President, CEO
_____
(Title)

03 / 16 / 2017
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.



Randy's Remedy
Powered by Cannaka

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

FP: FUNDANNA CROWDFUNDING

Open until: ***06/30/2017***

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

Instructions

THE COMPANY

1. Name of issuer: G. Randall and Sons, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

4. **DIRECTORS OF THE COMPANY**

Name: Tyler Strause Dates of Board Service: 2014 - Current
Principal Occupation: President
Employer: G. Randall and Sons, Inc. Dates of Service: 2014 - Current
Employer's principal business: 2069 Coast Blvd. Del Mar, CA 92014

Name: Linda Strause, PhD Dates of Board Service: 2014 - Current
Principal Occupation: Vice-President
Employer: G. Randall and Sons, Inc. Dates of Service: 2014 - Current
Employer's principal business: 2069 Coast Blvd. Del Mar, CA 92014

Name: Brendon Strause Dates of Board Service: 2014 - Current
Principal Occupation: Vice-President & Secretary
Employer: G. Randall and Sons, Inc. Dates of Service: April 2014 - Current
Employer's principal business: 2069 Coast Blvd. Del Mar, CA 92014

Randy's Remedy
Powered by *Cannaka*

FP:  **FUNDANNA**
CROWDFUNDING

Open until: *06/30/2017*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,696	$20,000	$18,200
Maximum Amount	43,478	$100,000	$91,000

Name: <u>Susan Snow</u>   Dates of Board Service: <u>April 2014 - Current</u>
Principal Occupation: <u>Treasurer</u>
Employer: <u>G. Randall and Sons, Inc.</u>   Dates of Service: <u>April 2014 - Current</u>
Employer's principal business: <u>2069 Coast Blvd. Del Mar, CA 92014</u>

Name: <u>Omar Kaczmarczyk</u>   Dates of Board Service: <u>April 2014 - Current</u>
Principal Occupation: <u>Vice-President of Marketing</u>
Employer: <u>G. Randall and Sons, Inc.</u>   Dates of Service: <u>April 2014 - Current</u>
Employer's principal business: <u>2069 Coast Blvd. Del Mar, CA 92014</u>

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:
Tyler Strause:
     Position: <u>President, G. Randall & Sons, Inc.</u>   Dates of Service: <u>April 2014 - Current</u>

Brendon Strause:
     Position: <u>Secretary, G. Randall & Sons, Inc.</u>   Dates of Service: <u>April 2014 - Current</u>

Linda Strause, PhD.:
     Position: <u>Vice President, G. Randall & Sons. Inc.</u>   Dates of Service: <u>April 2014 - Current</u>

Susan Snow:
     Position: <u>Treasurer (CFO), G. Randall & Sons. Inc.</u> Dates of Service: <u>April 2014 - Current</u>

Omar Kaczmarczyk:
     Position: <u>Marketing, G. Randall & Sons. Inc.</u>   Dates of Service: <u>April 2014 - Current</u>

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:
Tyler Strause:
     Employer: <u>G. Randall & Sons, Inc</u>
     Employer's principal business: <u>2069 Coast Blvd, Del Mar, CA 92014</u>
     Title: <u>President,</u>   Dates of Service: <u>April 2014 - Current</u>
     Responsibilities: Responsible for all aspects of product development and manufacturing for Randy's Remedy products. Management of all current and potential partnerships.

Brendon Strause:
     Employer: <u>G. Randall & Sons, Inc.</u>
     Employer's principal business: <u>2069 Coast Blvd, Del Mar, CA 92014</u>
     Title: <u>Secretary, G. Randall & Sons, Inc.</u>   Dates of Service: <u>April 2014 - Current</u>
     Responsibilities: Responsible for all business management, financials, and sales of Randy's Remedy products.



3/10/2017

Randy's Remedy
Powered by Cannaka

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

FP: FUNDANNA CROWDFUNDING

Open until: ***06/30/2017***

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

Linda Strause, PhD.:

Employer: Strategic Clinical Consultants, Self-Employed
Employer's principal business: 2069 Coast Blvd, Del Mar, CA 92014
Title: Principal and Founder Dates of Service: 01/2013 - Current
Responsibilities: All aspects pertaining to client services including vendor selection and oversight, clinical site activities, contracts, budgets, regulatory submissions to provide on time, on budget and high quality clinical operations.

Employer: G. Randall & Sons, Inc.
Employer's principal business: 2069 Coast Blvd, Del Mar, CA 92014
Title: Vice President Dates of Service: 01/2014 - Current
Responsibilities: Responsible for all regulatory and compliance oversight as well as supporting all education and research in support of Randy's Remedy products.

Employer: Leading Biosciences, Inc.
Employer's principal business: 420 Stevens Ave. Suite #370, Solana Beach, CA 92075
Title: Vice President Clinical Operations Dates of Service: 08/2014-06/2016
Responsibilities: Managed all aspects of the shock programs, including phase 2 septic shock and phase 2 cardiovascular shock, and oversee all clinical operations pertaining to the programs including but not limited to vendor selection and management, study start-up, data management, etc.

Susan Snow

Employer: Self- Employed
Employer's principal business: 1369 Caminito Balada, La Jolla, CA 92037
Title: Self- Employed Dates of Service: 2014 - Current
Responsibilities: financial consultant, CFO, COO

Omar Kaczmarczyk

Employer: Self-Employed -Long Tale/Wonder Animation
Employer's principal business: 3699 Wilshire Blvd., Suite 850, Los Angeles, CA 90010
Title: Managing Director and Producer Dates of Service: 2014 - Current
Responsibilities: Responsible for funding, producing and directing independent films.

3/10/2017

FP:

Open until: *06/30/2017*

Randy's Remedy
Powered by *Cannaka*

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,696	$20,000	$18,200
Maximum Amount	43,478	$100,000	$91,000

OFFICERS OF THE COMPANY

5.

Name: <u>Tyler Strause</u>　　　　Dates of Board Service: <u>2014 - Current</u>
Principal Occupation: <u>CEO</u>
Employer: <u>G. Randall and Sons, Inc.</u>　　　　Dates of Service: <u>2014 - Current</u>
Employer's principal business: <u>2069 Coast Blvd. Del Mar, CA 92014</u>

Name: <u>Linda Strause, PhD</u>　　　　Dates of Board Service: <u>2014 - Current</u>
Principal Occupation: <u>COO</u>
Employer: <u>G. Randall and Sons, Inc.</u>　　　　Dates of Service: <u>2014 - Current</u>
Employer's principal business: <u>2069 Coast Blvd. Del Mar, CA 92014</u>

Name: <u>Brendon Strause</u>　　　　Dates of Board Service: <u>2014 - Current</u>
Principal Occupation: <u>CDO</u>
Employer: <u>G. Randall and Sons, Inc.</u>　　　　Dates of Service: <u>2014 - Current</u>
Employer's principal business: <u>2069 Coast Blvd. Del Mar, CA 92014</u>

Name: <u>Susan Snow</u>　　　　Dates of Board Service: <u>2014 - Current</u>
Principal Occupation: <u>CFO</u>
Employer: <u>G. Randall and Sons, Inc.</u>　　　　Dates of Service: <u>2014 - Current</u>
Employer's principal business: <u>2069 Coast Blvd. Del Mar, CA 92014</u>

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:
　　SEE ABOVE SECTION #4

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:
　　SEE ABOVE SECTION #4

6.　　**PRINCIPAL SECURITY HOLDERS**

NAME OF HOLDER	NO. AND CLASS OF SECURITIES NOW HELD	%VOTING POWER PRIOR TO OFFERING
TYLER STRAUSE	450,000	45%
LINDA STRAUSE	225,000	22.5%
BRENDON STRAUSE	225,000	22.5%

3/10/2017
Open until: ***06/30/2017***



G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

GR&S produces two Randy's Remedy products which target the body systemically and locally. Our hemp products deliver effective natural cannabinoids throughout the body and support a healthy inflammatory response and the central nervous system.





powered by
Cannaka
Randy's Remedy
A Botanically Complete Health Product
Naturally Occurring Cannabinoids · Added Terpenes
The Entourage Effect · Made from Industrial Hemp

Randy's Remedy
Botanically Complete
COMPANION
Randy's Remedy
Botanically Complete
LOTION
Randy's Remedy
Botanically Complete
DAILY

Randy's Remedy, ***powered by Cannaka.***
A brand, an ingredient, and a team for hemp health products


Randy's Remedy
Powered by *Cannaka*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,696	$20,000	$18,200
Maximum Amount	43,478	$100,000	$91,000

THE OPPORTUNITY

- The cannabis markets span multiple sectors and industries covering industrial, medicinal, and adult use activities. Since 2014 the Federal Government has relaxed its regulations on hemp in America opening the door for a significant opportunity.
    - Hemp has historically been used for seed and fiber production, but it is also an excellent source of essential fatty acids and rich in phytonutrients. Hemp products, containing naturally occurring cannabinoids, meet the needs for consumers looking for alternatives to pharmaceutical products and natural products that optimize health.
    - G. Randall & Sons (GR&S) provides a brand and product, Randy's Remedy, *powered by Cannaka*, that delivers these essential ingredients and provides a brand that consumers can trust.

- Financial growth:
    - The complementary and alternative medicine is a $9 billion market.
    - U.S. Industrial Hemp ~ $500 million
    - Global Industrial Hemp Market ~ $800 million
    - Global medical and adult use cannabis markets (Site ArcView)
        - ~ $10 to $120 billion annually
        - Exponential market growth expected over the next 5-10 years

THE CHALLENGE:

How does a business navigate and capitalize on the legal, regulatory and social changes surrounding hemp health products?

- Competition from Pharmaceutical products
    - Has a known path, limited market opportunity, high risk, and high cost
    - Currently approved products:
        - AbbVie Inc.: Marinol: synthetic THC
        - GW Pharma (UK): Sativex (MS),
    - Products in development:
        - GW Pharma (UK): Epidiolex (seizures)

- Competition from State MMJ / Recreational market
    - Unknown regulatory structure and federal laws
    - Unknown interstate commerce and marketing ability
    - Emerging on a state by state basis

- Hemp market (nutraceutical and botanical health care industry)
    - Emerging product
    - Known regulatory structure
    - Limited claims
    - Known marketing rules


Randy's Remedy
Powered by *Cannaka*

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

THE SOLUTION

- GR&S has entered the billion dollar nutraceutical and botanical health care industry with Randy's Remedy products, *powered by Cannaka.*

- *Cannaka,* a botanically complete hemp ingredient rich in natural cannabinoids, is:
  - Not-intoxicating
  - Scientifically formulated to utilize the whole plant including added terpenes
  - Consistent quality and potency for oral and topical products
  - State legal and consistent with federal guidelines to be sold in all 50 states

- GR&S is prepared to enter the regulated CA state medical marijuana / recreational market that is being developed NOW!



THE ADVANTAGE

- Randy's Remedy products are sold online at www.randysclub.com:
  - **Randy's Remedy: Daily** - A daily oral health serum to benefit the entire body.
  - **Randy's Remedy: Lotion** - An everyday skin cream to bring relief to affected areas.
    - Taken together, Randy's Remedy Daily and Randy's Remedy Lotion support a healthy inflammatory response and provide both a systemic and local benefit with immediate relief to affected areas.
  - **Randy's Remedy: Companion** - An oral supplement for our 'furry friends'.

- GR&S team is suited to grow in this space with:
  - We are currently beta-testing the products through our online store and in select retail locations.
  - We are recognized experts in the global pharmaceutical field.


Randy's Remedy
Powered by *Cannaka*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,696	$20,000	$18,200
Maximum Amount	43,478	$100,000	$91,000

- GR&S advisors, legal and industry, have with first-hand knowledge of the regulatory agencies and serve as industry advocates.
- GR&S team is highly qualified to respond quickly to changing regulations and lobby as regulations are being drafted.

THE INVESTMENT OPPORTUNITY

- G. Randall & Sons, Inc. is seeking to raise $100,000 to:
  - Increase branding and marketing of our Randy's Remedy products, *powered by Cannaka*
  - Scale up sales
  - Establish relationships with distributors and retailers.
  - Solidify IP protected technology

- In exchange for an investment, we are offering:
  - 4.35% equity in G. Randall & Sons, Inc.
  - A minimum investment of $100.00 is requested from our initial partners.
  - We see huge opportunities in this emerging industry and have plans for larger investment opportunities in the near future.

THE GROWTH STRATEGY

- Product Development and Scale:
  - Scale up current production, packaging and distribution of 3 current products.
  - Expand market to include retail sales and wholesale distribution.

- Targeted Marketing Strategy:
  - Utilize transmedia marketing and the lean startup model.
  - We will focus initially on inflammation, psoriasis, and seizures:
    - Randy's Remedy, if effective, will provide relatively quick and visual results.
    - There is a need for complementary and alternative medicine (CAM) products as an alternative to pharmaceutical treatments.
    - Randy's Remedy is most effective when used regularly. It is especially helpful with chronic conditions. We plan to offer subscription options to retain this type of customer.



3/10/2017

Randy's Remedy
Powered by Cannaka

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

FP: FUNDANNA CROWDFUNDING

Open until: ***06/30/2017***

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

TARGET MARKETS

Market (2014)	*Number of Competitive Products*	*Average Monthly Price of Natural Product*	*Total Number of People with Ailment*	*Number of People with Ailment in Target Age 18-65 yrs*
Inflammation	50	$18.00	97,000,000	6.8 million
Psoriasis	20	$17.00	7,500,000	2.9 million
Seizures	25	$15.00	2,300,000	1.5 million

WEBSITE: RANDYSCLUB.COM

Website statistics:

New Visitor
Returning Visitor
41.3%
58.7%

Nov. 2016 - Dec. 2016



Randy's Remedy:
- 13% increase in return users
- 13% drop in new users
- 9% drop in bounce rate
- 58% new sessions
- 1204 total sessions
  - (668 total sessions Sept/Oct)

National Average:
- 1.2% increase in return users
- 22% drop in new users
- 1.3% drop in bounce rate
- 40% new sessions

THE COMPETITION

While keeping in mind the challenges listed above in launching Randy's Remedy, there are direct competitors selling hemp-based nutritional supplements. Many of these competing companies are larger in size and have financial resources greater than GR&S. However, we believe that Randy's Remedy products are the only 'botanically complete' product currently on the market. The following are five (5) such competitors that GR&S has identified:

Randy's Remedy
Powered by *Cannaka*

FP: **FUNDANNA** CROWDFUNDING

Open until: *06/30/2017*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

- Dixie Botanicals:
  - Dixie Botanicals is an established company that delivers hemp oil products. The company sells a variety of hemp oil products with various levels of potency. Its products sell for between $22.00 and $420.00, depending on the particular product and content. www.dixiebotanicals.com
- Real Scientific:
  - Real Scientific Hemp Oil is a direct competitor of GR&S. The company sells CBD-rich hemp oils of varying potency. Its products sell for between $195.00 and $2,250.00, depending on the particular product and content. www.realscientifichempoil.com
- BlueBird Botanicals:
  - BlueBird Botanicals is a direct competitor of GR&S. The Company sells a variety of hemp oil products with various levels of potency. Its products sell for between $12.00 and $850.00, depending on the product and its concentration. www.bluebird-botanicals.com/
- CannaVest Corporation:
  - CannaVest Corporation is a direct competitor of GR&S. The company develops, produces, and sells end-consumer products containing industrial hemp-based compounds with a focus on CBD. CannaVest has at least five lines of CBD-related products that it currently offers customers, ranging from hemp oil food products to beauty/health products which contain CBD. Information about the price of CannaVest Corporation's products was not available at the date of this plan. www.cannavest.com
- HempMeds:
  - HempMeds is a direct competitor of GR&S. The company produces and sells a variety of CBD-infused products, including hemp oil, drops and capsules, topical ointments, hair products, chewing gum, and protein bars. HempMeds' products sell for between $40.00 and $440.00, depending on the size and type of product. www.hempmedspx.com

- Other Competitors and Competitive Products:
  - In addition, there may be other competitors, currently unknown to us, that are developing or offering hemp-based nutritional supplements and that are greater in size or have greater financial resources than GR&S.
  - Other products competitive with Randy's Remedy are products under the CAM umbrella. These natural products have the same marketing and advertising regulations as Randy's Remedy products, *powered by Cannaka*.

Competitive Advantage

We believe that our existing and proposed business methods and products present a significant advantage over competing companies. GR&S relies on domestic sources to provide the raw material for Cannaka, the ingredient in all Randy's Remedy products. GR&S uses a proprietary production process that relies on a custom-built and designed CO_2 extraction unit and a highly-skilled contractor who performs the extraction and purification procedures. Extraction and purification is protected by a confidentiality agreement with the contractor.

Cannaka contains a complex terpene and flavonoid profile that distinguishes Cannaka by look, taste and smell from other, similar products on the market. We believe many other products focus solely on CBD content and few products account for a terpene profile, as Cannaka does. GR&S will utilize different terpene profiles, which work in synergy with the active dietary cannabinoids, including but not limited to, CBD, beta-caryophyllene, and magnolol, to develop new products to meet specific market demands.

Randy's Remedy
Powered by *Cannaka*

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

FP:  **FUNDANNA** CROWDFUNDING

Open until: *06/30/2017*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

GR&S is the only company we are aware of with a product that is a water-soluble, nano-emulsion which provides the unique property of Cannaka. Cannaka is highly bioavailable and alcohol-free. To achieve this level of quality, GR&S uses what it believes is the highest quality source material. GR&S uses a contractor, Ananda, LLC, which has been providing a source of high-quality legal hemp oil since 2014. This material has been imported to California and GR&S's contractor performs 100% of the processing for the first round. Because of its relationship with the contractor, GR&S has the opportunity to purchase these materials at a 50% discount before it is offered to the general marketplace.

Strength	Weakness
• **Proprietary formula** • **Made in USA** • **Expertise of team** • **Passionate Story** • **Diversified source of raw materials**	• **Underfunded** • **Ballooning market with uncertainty** • **Premium product - limited market**
Opportunities	**Threats**
• **Growing market for cannabinoid products, including hemp** • **New, exciting product** • **Products use chronically - long term users** • **Wide area of effectiveness**	• Larger, established competitors • Large corporations waiting to enter • Limited availability currently of raw material • Dropping cost of raw materials over the next 5 years • The Black Market

THE STRAUSE GROUP

The Strause Group includes Linda Strause, PhD and her two sons, Tyler and Brendon. Together they founded G. Randall & Sons, Inc. (GR&S), named in memory of their husband/father whose life and death from incurable brain cancer inspired their vision and define their principles. Dr. Strause brings over 30 years experience and expertise in scientific rigor, clinical trial conduct, human nutrition, and education. Tyler Strause has over 6 years as a subject matter expert, covering all aspects of the plant; its cultivation, extraction, manufacturing, and chemistry. Brendon Strause has worked closely with Tyler forming Randy's Club, a CA mutual benefit non-profit, responsible for personnel oversight, finances and management, and is pursuing a masters in business administration.

GR&S was founded to satisfy the growing market for legal dietary cannabinoid health products produced using responsibly sourced botanical ingredients. Our products, **Randy's Remedy,** are *powered by Cannaka*.

3/10/2017

FP: FUNDANNA CROWDFUNDING



Open until: ***06/30/2017***

Randy's Remedy
Powered by Cannaka

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

G. Randall & Sons, Inc.

A business formed to develop the products we wished we had when our father / husband struggled with cancer

Our Mission

To transform botanical extracts containing naturally occurring cannabinoids from hemp into effective health products which take advantage of the entourage effect resulting in enhanced effectiveness, promoting healthy happy lives.

Quality, safety, and a commitment to creating products that radically resist being read as generic. Use only as many ingredients as is necessary, use as many ingredients as is necessary. Define the details and refine the product, there's no such thing as too much information.

Our vision is a brand which unites and inspires people to live a life that is full and meaningful by connecting with their experiences and encouraging them to participate fully with us as we build our brand and our company.



Randy's Remedy
Botanically Complete
COMPANION
Cannaka
Randy's Remedy
Botanically Complete
LOTION
Cannaka
Randy's Remedy
Botanically Complete
DAILY
Cannaka

3/10/2017

FP:

Open until: *06/30/2017*

Randy's Remedy
Powered by *Cannaka*

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,696	$20,000	$18,200
Maximum Amount	43,478	$100,000	$91,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:
    Factors Specific to this Company

    (1) Limited History of Operations:

    GR&S has been operating for 2 years. We have generated limited revenues from our Randy's Remedy line of hemp health products.   Randy's Remedy products are powered by Cannaka, a proprietary blend of hemp and hemp-derived terpenes made from legal hemp grown in the US under provisions of the 2014 Farm Bill which allowed states to legalize the cultivation of hemp for research and development purposes.

    Although the founders of GR&S have extensive experience producing cannabinoid-based products for the California State medical cannabis market – such as RC 1:1, which has been licensed and is now being produced by the only fully licensed and compliant medical marijuana collective in San Diego County. To date the Company has not generated any profits. There can be no assurances that GR&S ever will have any profits. Our activities to date have consisted of research, planning, marketing, and sales. The projections and forecasts in this Memorandum were prepared by our Management and, although we believe them to be reasonable, are based on assumptions that may be incorrect.

    (2) Limited Profits from Operations

    Because we are introducing a new product, future losses are likely before the Company's operations may, if ever, prove profitable. Randy's Remedy is a new product line that will depend on GR&S's ability to develop, implement and successfully market it. The Company's success and ability to earn profits will depend in part on its ability to deal with problems, expenses and delays frequently associated with developing and introducing new products, and there can be no assurances the Company will be able to deal with such problems successfully. There is no assurance that the Company's operations will ever be profitable.

3/10/2017

FP: **FUNDANNA** CROWDFUNDING

Open until: *06/30/2017*

Randy's Remedy
Powered by *Cannaka*

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,696	$20,000	$18,200
Maximum Amount	43,478	$100,000	$91,000

(3) No Assurances for Randy's Club / Randy's Remedy / Cannaka / GR&S

GR&S makes no assurances about the success or profitability of Randy's Remedy. This development is inherently risky and there can be no assurances that Randy's Remedy, powered by Cannaka, will be successfully developed or ever introduced. There can be no assurance that competitors may not independently develop the same or superior products to Randy's Remedy.

(4) Government Regulations

Hemp currently is not legal to grow in the United States under federal law due to its relation to marijuana. However, hemp may be imported and sold in the United States pursuant to federal regulations. Importation is subject to a "zero tolerance" policy as a controlled substance under the U.S. Controlled Substances Act, 21 U.S.C. §801 et seq, and requires a permit issued by the United States Drug Enforcement Agency (the "DEA"). In certain states (California, Colorado, Hawaii, Kentucky, Maine, Maryland, Montana, North Dakota, Oregon, Vermont and West Virginia) the cultivation of hemp is legal under state law. Some of the foregoing states have statutes which expressly permit exportation across state lines if the exporter is in compliance with the Controlled Substances Act, while others are silent as to whether hemp may cross state lines.

The Controlled Substances Act, and prior to its enactment, the Marijuana Tax Act of 1937, specifically excludes hemp oil and sterilized seeds from the list of controlled substances. 21 U.S.C. §802(16). This exclusion applied despite the presence of minute traces of THC (generally less than five parts per million for hemp oil) in such products. In 2001, the DEA issued an interpretive rule purporting to ban the use of all naturally-occurring THC, regardless of the amount, which included a ban on hemp oil. In 2003, the United States Court of Appeals in *Hemp Industries Assoc., et al. v. Drug Enforcement Agency*, 333 F.3d 1082 (9th Cir. 2003), held that the DEA's ban of hemp oil and sterilized hemp seed was invalid.

The Agricultural Act of 2014 (H.R. 2642; Pub.L. 113–79), also known as the Farm Bill, contains provisions which removes federal restrictions aimed at growing industrial hemp and allows any states that have legalized its manufacturing to set up research programs to study the benefits of cultivating it. This is the first time in American history that industrial hemp has been legally defined by our federal government as distinct from drug varieties of Cannabis.

It is less clear whether CBD is an exempted substance under the Controlled Substances Act. Unlike THC, one of the substances expressly banned under the Controlled Substances Act, CBD is not an explicitly scheduled substance and studies suggest that CBD is non-psychoactive. However, there is some evidence that suggests the DEA considers CBD to meet the definition of a banned substance under the Controlled Substances Act. This issue has yet to be contested in court and it is unclear how it would be decided. However, there are numerous companies operating in the CBD marketplace and it appears that the DEA currently is taking a non-enforcement policy as to CBD if it does consider it to be a banned substance under the Controlled Substances Act. There can be no assurances, however, that the DEA will continue to take this position regarding CBD.

Upon the production and sale of hemp-based products to consumers, our products will be required to comply with various regulations, including federal Food and Drug Administration ("FDA") regulations. Compliance with FDA regulations could delay introduction and sale of our products. Further, although there are numerous companies selling similar hemp oil supplements like Randy's Remedy and the FDA appears to be allowing these products to be sold, there can be no assurances the FDA will allow the sale of GR&S's products. While hemp oil dietary

3/10/2017

Randy's Remedy
Powered by *Cannaka*

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

FP: **FUNDANNA** CROWDFUNDING

Open until: *06/30/2017*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

supplements are legal under FDA regulations, the exact composition for legal hemp oil substances and the claims associated with such products have not been clearly defined. Thus, there can be no assurances that the FDA will take the same position toward Randy's Remedy as it does with the products it is allowing to be sold.

(5) No Public Market for Securities

There is no public market for the Shares, and none is expected to develop as a result of the Offering. At present, these securities are being sold in a private placement. The Shares have not been registered under the Act, and are being sold in transactions exempt from the registration requirements of state and federal securities laws. The Shares may not be resold unless registered or qualified for sale under those laws or sold pursuant to exemptions from such registration or qualification requirements. Accordingly, the Shares are highly illiquid and should only be purchased with funds that the Investor will not require for any other purpose.

(6) Additional Funding

Our ability to market and sell Randy's Remedy products and to meet GR&S's objectives of expanding product development and marketing capabilities is dependent on our ability to attract significant levels of investment and funding. There is no assurance that such financing will be available to the Company on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per-share value of our Common Stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things, provide working capital to develop products and sustain operations, which would impact negatively our business and our ability to generate revenues and achieve profitability. Ultimately, we may not be able to continue our operations, or the launch of our products may be significantly delayed.

(7) Resistance to or Slower than Anticipated Adoption of Products

We have not undertaken any formal surveys or studies regarding the acceptability of Randy's Remedy, powered by Cannaka, or any other proposed product line that GR&S potentially may develop. However we have received several unsolicited testimonials from customers who have used Randy's Remedy products. Nonetheless, there can be no assurances that consumers will embrace Randy's Remedy or any of our products. If consumers resist our products or purchase our products at a rate slower than we have forecast, this may significantly impact our forecasts.

(8) Market Acceptance

Even if we are able to market and sell our product, and obtain any regulatory approvals and clearances necessary for our products and methods, the success of our products will depend upon market acceptance. Levels of market acceptance for our services could be affected by several factors, including, but not limited to: (i) the availability of alternative services from our competitors; (ii) the price and efficacy of our products relative to that of our competitors; and (iii) the timing of our market entry. Additionally, our intellectual property must keep pace with advances by our competitors. Failure to do so could cause our position in the industry to erode rapidly.

(9) Potential Consumer Claims and Product Liability

3/10/2017

FP:

Open until: *06/30/2017*

Randy's Remedy
Powered by *Cannaka*

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

The raw materials produced or acquired by us will be integrated into our products which will be consumed or used by the general public. Even though we intend to sell products that are safe, we have potential product risk from consumers. We could be party to litigation based upon consumer claims, product liability or otherwise, that could result in significant liability for us and adversely affect our financial condition and operations.

(10) Dependence on Founders

GR&S is dependent upon the skill, knowledge and commitment of its founders. Tyler Strause, the President, is in charge of the overall operations and management of GR&S. Linda Strause, PhD, is the Vice-President and oversees product development. It would be difficult for GR&S to find adequate replacements for these key individuals. Tyler and Linda Strause both have at-will employment contracts with GR&S. Neither Tyler nor Linda has expressed any intention of leaving GR&S and GR&S currently has no plans to retain replacements for the top positions in the company. Further, the Company does not maintain "Key Person" insurance on Tyler, Linda or any other executive of the Company.

In addition, GR&S will need to attract and retain additional talented individuals in order to carry out its business objectives. The competition for such persons is intense, and there are no assurances that these individuals will be available to the Company.

(11) Dependence on Contractors

GR&S is dependent upon one independent contractors: Dr. John Pierce. We have obtained a fully executed confidentiality and non-disclosure agreement with Dr. Pierce prior to the date of this Offering.

Dr. Pierce is responsible for the primary extraction and purification of the raw hemp material via CO_2 extraction. Dr. Pierce is also responsible for the preparation of the initial emulsification with the provided terpene pack. The terpene pack contains a proprietary blend of hemp derived terpenes that give Randy's Remedy product, powered by Cannaka, its unique taste and aroma.

GR&S has only entered into confidentiality agreements with Dr. Pierce. Therefore, neither of the doctors is contractually obligated to continue providing services to GR&S. However, Dr. Pierce has expressed no intention of discontinuing work with GR&S. Further, the Company does not maintain "Key Person" insurance on Dr. Pierce. It would not be difficult for GR&S to find adequate replacement for Dr. Pierce.

(12) Related Family Management

GR&S is dependent on the skill and knowledge of Linda Strause, Tyler Strause and Brendon Strause, all of whom are related. Linda is Tyler's and Brendon's mother, and Tyler and Brendon are brothers. Although we believe it to be unlikely, there can be no assurances that intra-family disputes, whether related or unrelated to GR&S, will not occur, and if such disputes do occur, there can be no assurances that they will not affect the management, business and operations of GR&S.

(13) Laws Pertaining to Hemp

Federal, state and foreign governmental organizations currently are considering many legislative and regulatory proposals. If a government authority were to adopt laws or regulations that cover hemp-related issues such as pricing

3/10/2017

Randy's Remedy
Powered by *Cannaka*

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

FP: **FUNDANNA**
CROWDFUNDING

Open until: *06/30/2017*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,696	$20,000	$18,200
Maximum Amount	43,478	$100,000	$91,000

and characteristics and quality of products provided, the growth of GR&S could be adversely affected. This could lead to a decrease in demand for products offered, including those that our website will offer, and could increase the cost of doing business. In addition, in light of the fact that various states recently have amended, or are in the process of amending, laws with respect to medical marijuana and, potentially, CBD-based products, we do not know how existing laws will be applied to the rapidly changing hemp oil industry. We could be materially adversely affected by any new legislation or regulation or by the application or interpretation of existing laws.

THE OFFERING

9.   What is the purpose of this offering?

GR&S plans to pay costs related to the expansion of its sales and marketing program, solidify IP potential, advance corporate partnerships, and establish cash reserves.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$20,000	$100,000
Less: Offering Expenses (FP and Escrow Fees)	$1,800	$9000
Net Proceeds	$18,200	$91,000
Use of Net Proceeds		
A. Payroll	$5000	$15,000
B. Marketing and Advertising	$8,200	$23,000
C. Fundraising	$3,000	$10,000
D. Equipment		$25,000
E. Raw Materials	$1,000	$13,000
F. Legal	$1,000	$5,000
Total Use of Net Proceeds	$18,400	$91,000

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $20,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Shares to the newly acquired Shareholders. After the notes are properly transferred to the new shareholders, Fundanna will direct the Escrow Agent to release the money to the Company.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.


Randy's Remedy
Powered by *Cannaka*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,696	$20,000	$18,200
Maximum Amount	43,478	$100,000	$91,000

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The Company is seeking capital commitments of $20,000 accepting over-subscription up to $100,000. The securities being offered hereby consists of Non-Voting Common Stock of the Company, valued at $2.30 per Share.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain

The shares offered are non-voting.

16.   How may the terms of the securities being offered be modified?

None

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

3/10/2017

FP:

Open until: *06/30/2017*

Randy's Remedy
Powered by *Cannaka*

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:				
Class A	1,000,000	1,000,000	☑ Yes ☐ No	☐ Yes ☑ No
				Specify:
Class B	10,000,000	0	☐ Yes ☑ No	☐ Yes ☑ No
				Specify:

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

N/A The securities offered have no voting rights.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Each of the shareholders identified at #6 have issued only Class A Common Stock (Voting)

21.   How are the securities being offered being valued? Include examples of methods for how such securities may

3/10/2017



Randy's Remedy
Powered by Cannaka

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

FP: FUNDANNA CROWDFUNDING

Open until: ***06/30/2017***

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION



The 5 Methods Used

$ 1,343,880
$ 1,115,000
$ 2,699,663
$ 6,294,233
$ 7,076,717
Scorecard Method
Check-List Method
Venture Capital Method
DCF with LTG
DCF with Multiples

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

Weights
of the 5 methods
32%
32%
20%
8%
8%



Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

Randy's Remedy
Powered by *Cannaka*

FP: **FUNDANNA**
CROWDFUNDING

Open until: *06/30/2017*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,696	$20,000	$18,200
Maximum Amount	43,478	$100,000	$91,000

The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre-money **$2,300,000.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

    The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.
    No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.
    The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.
    While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

•   **Additional issuances of securities:**
    Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
•   **Issuer repurchases of securities:**
    The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.
•   **A sale of the issuer or of assets of the issuer:**
    As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
•   **Transactions with related parties:**
    The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of

3/10/2017

Randy's Remedy
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G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

FP:  FUNDANNA
CROWDFUNDING

Open until: *06/30/2017*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,696	$20,000	$18,200
Maximum Amount	43,478	$100,000	$91,000

Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer: (Attached promissory note)

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Linda Strause	$75,459	3%	07/01/2026	See 'Promissory Note'

25.   What other exempt offerings has the issuer conducted within the past three years?

None

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

None.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes   ☐ No

G. Randall & Sons, Inc. was incorporated in April 2014 -

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.


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G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

2015 Tax Return:	Issued by	**2016 Tax Return**:	Issued by
Link	LevitZachs CPA	Pending	LevitZachs CPA
Total Income	$17,126	Total Income	$
Taxable Income	-$9,528	Taxable Income	$
Total Tax	$0.00	Total Tax	$

3/10/2017

Randy's Remedy
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G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

FP:  **FUNDANNA** CROWDFUNDING

Open until: *06/30/2017*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,696	$20,000	$18,200
Maximum Amount	43,478	$100,000	$91,000

Form **1120**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2014 or tax year
beginning APRIL 8, 2014 , ending DECEMBER 31, 2014
EXTENSION GRANTED TO 09/15/15
▶ Information about Form 1120 and its separate instructions is at www.irs.gov/form1120.

OMB No. 1545-0123

2014

A Check if:
1a Consolidated return (attach Form 851)
b Life/nonlife consolidated return
2 Personal holding co. (attach Sch. PH)
3 Personal service corp. (see instructions)
4 Schedule M-3 attached

TYPE OR PRINT

Name
G. RANDALL & SONS, INC.
Number, street, and room or suite no. If a P.O. box, see instructions.
2069 COAST BLVD
City or town, state, or province, country and ZIP or foreign postal code
DEL MAR, CA 92014

B Employer Identification number
46-5562731
C Date Incorporated
04/08/2014
D Total assets (see instructions)
$ 29,296.

E Check if: (1) X Initial return (2) Final return (3) Name change (4) Address change

Income

1a Gross receipts or sales	1a	
b Returns and allowances	1b	
c Balance. Subtract line 1b from line 1a	1c	
2 Cost of goods sold (attach Form 1125-A)	2	
3 Gross profit. Subtract line 2 from line 1c	3	
4 Dividends (Schedule C, line 19)	4	
5 Interest	5	
6 Gross rents	6	
7 Gross royalties	7	
8 Capital gain net income (attach Schedule D (Form 1120))	8	
9 Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9	
10 Other income (attach statement)	10	
11 Total income. Add lines 3 through 10 ▶	11	

Deductions (See instructions for limitations on deductions.)

12 Compensation of officers (attach Form 1125-E) ▶	12	
13 Salaries and wages (less employment credits)	13	
14 Repairs and maintenance	14	
15 Bad debts	15	
16 Rents	16	
17 Taxes and licenses	17	
18 Interest	18	
19 Charitable contributions	19	
20 Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	20	
21 Depletion	21	
22 Advertising	22	
23 Pension, profit-sharing, etc., plans	23	
24 Employee benefit programs	24	
25 Domestic production activities deduction (attach Form 8903)	25	
26 Other deductions (attach statement)	26	
27 Total deductions. Add lines 12 through 26 ▶	27	
28 Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11	28	0.
29a Net operating loss deduction (see instructions)	29a	
b Special deductions (Schedule C, line 20)	29b	
c Add lines 29a and 29b	29c	

Tax, Refundable Credits, and Payments

30 Taxable income. Subtract line 29c from line 28 (see instructions)	30	0.
31 Total tax (Schedule J, Part I, line 11)	31	0.
32 Total payments and refundable credits (Schedule J, Part II, line 21)	32	
33 Estimated tax penalty (see instructions). Check if Form 2220 is attached ▶	33	
34 Amount owed. If line 32 is smaller than the total of lines 31 and 33, enter amount owed	34	0.
35 Overpayment. If line 32 is larger than the total of lines 31 and 33, enter amount overpaid	35	
36 Enter amount from line 35 you want: Credited to 2015 estimated tax ▶ ___ Refunded ▶	36	

Sign Here
Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ Signature of officer   Date   ▶ CEO Title

May the IRS discuss this return with the preparer shown below? X Yes ___ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ___ if self-employed	PTIN
BRUCE STRUMLAUF				P00155443
Firm's name ▶ LEVITZACKS			Firm's EIN ▶	95-3159181
Firm's address ▶ 701 B STREET, SUITE 1300 SAN DIEGO, CA 92101			Phone no.	(619)238-1077

411001 01-02-15 JWA For Paperwork Reduction Act Notice, see separate instructions.

Form 1120 (2014)

1

14470819 758102 23834   2014.04010 G. RANDALL & SONS, INC.   23834__1

Randy's Remedy
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G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

FP:  FUNDANNA
CROWDFUNDING

Open until: *06/30/2017*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,696	$20,000	$18,200
Maximum Amount	43,478	$100,000	$91,000

Form 1120

U.S. Corporation Income Tax Return

For calendar year 2015 or tax year
beginning _____ , ending _____

Department of the Treasury
Internal Revenue Service

▶ Information about Form 1120 and its separate instructions is at www.irs.gov/form1120.

OMB No. 1545-0123

2015

A Check if:
1a Consolidated return (attach Form 851) ☐
b Life/nonlife consolidated return ☐
2 Personal holding co. (attach Sch. PH) ☐
3 Personal service corp. (see instructions) ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Name
G. RANDALL & SONS, INC.

Number, street, and room or suite no. If a P.O. box, see instructions.
2069 COAST BLVD

City or town, state, or province, country and ZIP or foreign postal code
DEL MAR, CA 92014

B Employer identification number
46-5562731

C Date Incorporated
04/08/2014

D Total assets (see instructions)
$ 44,976.

E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income	1a Gross receipts or sales	1a	21,318.	
	b Returns and allowances	1b		
	c Balance. Subtract line 1b from line 1a	1c		21,318.
	2 Cost of goods sold (attach Form 1125-A)	2		9,887.
	3 Gross profit. Subtract line 2 from line 1c	3		11,431.
	4 Dividends (Schedule C, line 19)	4		
	5 Interest	5		
	6 Gross rents	6		
	7 Gross royalties	7		
	8 Capital gain net income (attach Schedule D (Form 1120))	8		
	9 Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9		
	10 Other income (attach statement) SEE STATEMENT 1	10		5,695.
	11 Total income. Add lines 3 through 10 ▶	11		17,126.
Deductions (See instructions for limitations on deductions.)	12 Compensation of officers (attach Form 1125-E) ▶	12		
	13 Salaries and wages (less employment credits)	13		
	14 Repairs and maintenance	14		
	15 Bad debts	15		
	16 Rents	16		
	17 Taxes and licenses SEE STATEMENT 2	17		800.
	18 Interest	18		
	19 Charitable contributions	19		
	20 Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	20		
	21 Depletion	21		
	22 Advertising	22		28.
	23 Pension, profit-sharing, etc., plans	23		
	24 Employee benefit programs	24		
	25 Domestic production activities deduction (attach Form 8903)	25		
	26 Other deductions (attach statement) SEE STATEMENT 3	26		25,826.
	27 Total deductions. Add lines 12 through 26 ▶	27		26,654.
	28 Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11	28		-9,528.
	29a Net operating loss deduction (see instructions)	29a		
	b Special deductions (Schedule C, line 20)	29b		
	c Add lines 29a and 29b	29c		
Tax, Refundable Credits, and Payments	30 Taxable income. Subtract line 29c from line 28 (see instructions)	30		-9,528.
	31 Total tax (Schedule J, Part I, line 11)	31		0.
	32 Total payments and refundable credits (Schedule J, Part II, line 21)	32		
	33 Estimated tax penalty (see instructions). Check if Form 2220 is attached ▶ ☐	33		
	34 Amount owed. If line 32 is smaller than the total of lines 31 and 33, enter amount owed	34		0.
	35 Overpayment. If line 32 is larger than the total of lines 31 and 33, enter amount overpaid	35		
	36 Enter amount from line 35 you want: Credited to 2016 estimated tax ▶ Refunded ▶	36		

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ _[signature]_   3/4/2016   ▶ CEO
Signature of officer   Date   Title

May the IRS discuss this return with the preparer shown below? ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
BRUCE STRUMLAUF				P00155443

Firm's name ▶ LEVITZACKS   Firm's EIN ▶ 95-3159181
Firm's address ▶ 701 B STREET, SUITE 1300   Phone no. (619)238-1077
SAN DIEGO, CA 92101

JWA For Paperwork Reduction Act Notice, see separate instructions.   Form **1120** (2015)

3/10/2017

FP: FUNDANNA CROWDFUNDING

Open until: ***06/30/2017***

Randy's Remedy
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G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

Cannaka Biosciences, LLC
Balance Sheet Standard
As of December 31, 2015

	Dec 31, '15
ASSETS	
Current Assets	
Checking/Savings	
Checking	4,626.86
Total Checking/Savings	4,626.86
Total Current Assets	4,626.86
Other Assets	
Organization Cost	53,534.26
Total Other Assets	53,534.26
TOTAL ASSETS	58,161.12
LIABILITIES & EQUITY	
Equity	
Retained Earnings	-354.89
Shareholders	
Linda Strause	61,076.23
Total Shareholders	61,076.23
Net Income	-2,560.22
Total Equity	58,161.12
TOTAL LIABILITIES & EQ...	58,161.12

Randy's Remedy
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FP:  **FUNDANNA** CROWDFUNDING

Open until: *06/30/2017*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,696	$20,000	$18,200
Maximum Amount	43,478	$100,000	$91,000

Cannaka Biosciences, LLC
Profit and Loss Standard
January through December 2015

	Jan – Dec '15
Ordinary Income/Expense	
Income	
Consulting	18,000.00
Sales	3,318.00
Total Income	21,318.00
Cost of Goods Sold	
Sales Tax	137.08
Manufacturing costs	
Packaging Costs	225.89
Extraction and Formula...	5,760.00
Production Materials	2,864.27
Total Manufacturing costs	8,850.16
Total COGS	8,987.24
Gross Profit	12,330.76
Expense	
Advertising	27.99
Bank Service Charges	274.00
Business Development	299.06
Meal & Entertainment	503.17
Office supply	752.53
Professional Fees	
CPA	1,281.25
Legal	244.00
Professional Fees – Other	10.20
Total Professional Fees	1,535.45

Cannaka Biosciences, LLC
Profit and Loss Standard
January through December 2015

	Jan – Dec '15
Shipping	55.69
Taxes	
State of CA	800.00
Total Taxes	800.00
Web Presence	16,338.20
Total Expense	20,586.09
Net Ordinary Income	–8,255.33
Other Income/Expense	
Other Income	
Product Development	15,000.00
Total Other Income	15,000.00
Other Expense	
Cost of Product Developm...	9,304.89
Total Other Expense	9,304.89
Net Other Income	5,695.11
Net Income	–2,560.22

3/10/2017

Randy's Remedy
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G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

FP:  FUNDANNA
CROWDFUNDING

Open until: *06/30/2017*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

G. Randall & Sons, Inc.
As at 31 December 2016

	31 Dec 2016
Assets	
Cash and Cash Equivalents	
Business Checkin -4663	(5,032)
Total Cash and Cash Equivalents	**(5,032)**
Current Assets	
Accounts Receivable	475
Total Current Assets	**475**
Other Non-current Assets	
Less-Accumulated Depreciation: Computer & Office Equipment	(6,491)
Organization Cost	2,379
Pre-paid Doc Issuance cost	39,826
Start-up costs	4,085
Trademarks	549
Total Other Non-current Assets	**40,348**
Total Assets	**35,791**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	1,924
Brendon CC	542
Historical Adjustment	(4,627)
Linda CC	27
Line of Credit	53,780
Payroll Wages Payable	4,212
Tyler CC	9
Total Current Liabilities	**55,867**
Non-Current Liabilities	
Loan from Shareholder L. Strause	25,459
Total Non-Current Liabilities	**25,459**
Total Liabilities	**81,325**
Equity	
Additional Paid-in Capital	19,296
Common Stock	51,076
Current Year Earnings	(60,423)
Retained Earnings	(116,559)
Shareholder Linda Strause	61,076
Total Equity	**(45,534)**
Total Liabilities and Equity	**35,791**



Randy's Remedy
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G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

Income Statement

G. Randall & Sons, Inc.
For the year ended December 31, 2016

	2016
Income	
Consulting	19,500.00
Sales	10,975.36
Total Income	**30,475.36**
Cost of Goods Sold	
Cost of Goods Sold	2,077.82
Sales Tax	142.00
Subcontractors	9,202.55
Total Cost of Goods Sold	**11,422.37**
Gross Profit	**19,052.99**
Operating Expenses	
Bank Service Charges	87.51
Business Development	7,550.52
Business License & Fees	825.00
Dues & Subscriptions	(301.00)
Marketing & Branding	16,582.26
Meals & Entertainment	365.15
Miscellaneous	43.32
Operating Expenses	1,561.73
Other Expense	15,021.82
Payroll Tax Expense	2,863.11
Professional Fees	400.00
Reimbursable Expense	34.00
Shipping	337.93
Wages & Salaries	34,212.04
Total Operating Expenses	**79,583.39**
Operating Income	**(60,530.40)**
Other Income / (Expense)	
Other Income	106.92
Total Other Income / (Expense)	**106.92**
Net Income	**(60,423.48)**

Randy's Remedy
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FP:  **FUNDANNA** CROWDFUNDING

Open until: *06/30/2017*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

CERTIFICATION

I, Tyler Strause, certify that:

(1)   the financial statements of G. Randall & Sons, Inc. included in this Form are true and complete in all material respects; and

(2)   the tax return information of G. Randall & Sons, Inc. included in this Form reflects accurately the information reported on the tax return for G. Randall & Sons, Inc. filed for the fiscal year ended 2015.

_____
President

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

3/10/2017

FP:

Open until: *06/30/2017*

Randy's Remedy
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G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No

        (B) engaging in the business of securities, insurance or banking?
            ☐ Yes ☑ No

        (C) engaging in savings association or credit union activities?

3/10/2017



Randy's Remedy
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G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

FP: FUNDANNA CROWDFUNDING

Open until: ***06/30/2017***

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

3/10/2017

Randy's Remedy
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G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

FP:

Open until: *06/30/2017*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and
    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: 4/15 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: randysclub.org

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

3/10/2017

Randy's Remedy
Powered by Cannaka

G. Randall and Sons, Inc.
2069 Coast Blvd.
Del Mar, CA 92014
858.461.9775

FP:

Open until: *06/30/2017*

OFFERING STATEMENT

8,696 Class "A" Common Shares Non-Voting at $2.30 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,696**	**$20,000**	**$18,200**
Maximum Amount	**43,478**	**$100,000**	**$91,000**

(5)   the issuer liquidates or dissolves its business in accordance with state law.

<p align="center">*   *   *   *   *</p>

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days